MATERIAL CHANGE REPORT

Form 51-102F3

1.  Name and Address of Company

Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, ON L5L 1X2

2.  Date of Material Change:

March 16, 2007

3.  Press Release

On March 16, 2007 a news release in respect of the material change was disseminated by the Company through infolink technologies and primenewswire.

4.  Summary of Material Change:

A summary of the material change is described in the Company’s news release filed on March 20, 2007.

5.  Full Description of Material Change:

On March 16, 2007, the Company issued a press release announcing the issuance  of 4,248,750 common shares at US $0.08 per share to ACME Global Inc. in  satisfaction of fees that they paid to the Company in the amount of US $339,900 ($330,000 plus 3% for expenses including out-of-pocket costs, travel-related expenses, and attorney’s fees) with respect to a due diligence exclusivity period.

The Company has also received notice that ACME Global Inc. has acquired approximately CDN $1.81 million of the company’s outstanding convertible debentures from Cornell Capital Partners LP and certain other debenture holders representing all of the Company’s outstanding convertible debentures with the exception of one CDN $20,000 debenture.

The Company also announced that it has formed a Special Committee of the Board of Directors to evaluate and consider strategic alternatives.

6. Reliance on subsection 7.1(2) or (3) of NI 51-102:

Not applicable

7.  Omitted Information:

None

8.  Executive Officer:

For further information, please contact Anthony Durkacz, Vice-President of Finance, telephone: (905) 608-2000.

9.  Date of Report:

March 20, 2007.